Form 4

1	Name and Address of Reporting Person

	Howard Amster
	25812 Fairmount Boulevard
	Beachwood, Ohio 44122-2214

2	Issuer Name and Trading Symbol

	Wilshire Financial Services Group Inc.
	(OTCBB: WFSG)

3	I.R.S. Identification Number of Reporting Person
	(Voluntary)

4	Statement for Month/Year-	June 2002

5	If Amendment Date of Original

6	Relationship of Reporting Person to Issuer

	X	Director	X	10% Owner

7	Individual or Joint/Group Filing

	X	Form filed by One Reporting Person

Table I		Non-Derivative Securities Acquired, Disposed of
		or Beneficially Owned

1	Title of Security-	Common

    2		   3	      4	                  5  		      6		    7
Trans		Trans	Securities	Amount	Ownership	Nature of
Date		Code	Acquired/	Beneficially			Indirect Owner
			Disposed	Owned
					1,362,100	D

6/25/02	G	254,034 D	          -0-	I		100 % owned corp.

6/25/02	G	  80,000 D	   163,481	I		83 % owner







Table II	Derivative Securities Acquired, Disposed of/or
		Beneficially Owned

1		Title of Derivative Security

		8 % Convertible Subordinated Debenture due 12/15/05

2		Conversion of Derivative Security

		441.6666 shares per $ 1000 bond

6		Date Exercisable/Expiration Date

		Convertible after 7/1/02	Expires 12/15/05

   3	    4	       5		       7		   8	    9	         10	     11
Trans	Trans	Number of	Amount of	Price	Number of Ownership Nature of
Date	Code	Derivative	Underlying		Derivative  Indirect
		Securities	Securities		Owned			Owner

				Common		conv. bonds
	993,750     		$ 2,250,000   D







Explanation of Responses:




Signature			Howard Amster		Date:	7/3/02